FOR IMMEDIATE RELEASE            TSX/NYSE/PSE: MFC; SEHK: 0945
August 7, 2008

Manulife Financial Corporation reports strong second quarter sales and increased shareholder dividends

TORONTO – Manulife Financial Corporation today reported quarterly shareholders’ net income of $1,008 million and fully diluted earnings per share of $0.66, compared to net income of $1,102 million and fully diluted earnings per share of $0.71 for the same period last year.  Return on common shareholders’ equity1  was 17.0 per cent in the second quarter of 2008, compared to 18.5 per cent in 2007.  The Company also announced an increase in the quarterly shareholders’ dividend from $0.24 per common share to $0.26 per common share.

"We are pleased with our performance particularly given the very volatile and unsettled markets that prevail.  This quarter we again experienced excellent sales results with all of our businesses contributing to a robust growth in new business embedded value," said Dominic D'Alessandro, President and Chief Executive Officer. "Our strong balance sheet, excellent distribution capabilities and leading market shares, position us well to compete in all market conditions."

Premiums and deposits amounted to $17.3 billion in the second quarter of 2008.  Growth over the same quarter of 2007 was 11 per cent on a constant currency basis, driven by strong sales and growth in recurring premiums and deposits.  Excluding currency movements, Insurance and Wealth Management sales were up 18 and 14 per cent respectively.  These strong results generated a record second quarter new business embedded value of  $562 million, a growth of 15 per cent over the prior year.

“Compared to the same quarter of last year, weak U.S. and Hong Kong equity markets, higher strain on increased sales, the strengthening of the Canadian dollar and tax related provisions reduced earnings by approximately $250 million,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer.  “However, operating results are excellent, our credit experience remains quite satisfactory and our expenses are under good control.”

Total funds under management as at June 30, 2008 were $400.3 billion, $10.3 billion lower than last year.  The positive impact of net policyholder cash flows is overshadowed by a $21 billion decline due to the turbulent market and $10 billion due to the strengthened Canadian dollar.

[1] Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

OPERATING HIGHLIGHTS

United States

•
John Hancock Life ranked #1 in U.S. individual insurance sales for the third consecutive quarter[2] and gained market share while industry sales were flat over the same period.  Sales in the second quarter were up 22 per cent over the prior year, with significant increases across all distribution channels and major product lines.  In particular, variable life products grew 26 per cent amid turbulent equity markets and declining industry sales.  These results were driven by the successful execution of the business’ core strategy of product development, distribution, underwriting and new business service.

•
John Hancock Variable Annuities enhanced its top selling Income Plus for Life rider by introducing new product features and adding new investment options from leading independent investment managers, including Dimensional Fund Advisors, T. Rowe Price and Wellington Management.

•
John Hancock Long Term Care maintained its industry-leading sales market share, ranking #1 in Group and #2 in Retail long-term care insurance sales[2].  The Custom Care flagship product was enhanced to include new caregiver support services, consumer protection provisions and a compound inflation option linked to the Consumer Price Index (CPI).

•
John Hancock Retirement Plan Services launched a new optional rider, called Guaranteed Income for Life, designed exclusively for the 401(k) market.  The new option helps plan members protect and build their retirement savings through a guarantee offering upside potential, downside protection and a source of income for life.  Guaranteed Income for Life has received a very favourable market response, with over 200 plans sold in the quarter.

•
John Hancock Mutual Funds experienced its second highest quarter of open-end fund sales on record, with sales of US$2.5 billion in the quarter, up 31 per cent over the second quarter of 2007.  Strong performance in a number of key funds, the addition of several new business partners and a more tenured sales force drove the increase in sales and led the business to the highest net customer cash flows in the last eight quarters.  During the quarter, the business also completed the refinancing and redemption of all of the outstanding Auction Rate Preferred Securities (ARPS) on its leveraged closed-end funds.

Canada

•
Individual Life reported its second best sales quarter ever, with sales up 14 per cent over the second quarter of 2007.  All major product lines contributed to the strong result, with good market reception to the recently launched non-participating whole life product, Performance Gold.

•
Individual Wealth Management continued to generate strong sales momentum, with segregated fund sales exceeding $1.1 billion in the quarter, up 34 per cent from a year ago.  Growth was driven by GIF Select/IncomePlus, where deposits to date have surpassed $5 billion, less than 20 months since the product’s launch.

•
ManulifeOne, the home-collateralized line of credit product offered by Manulife Bank, posted a new quarterly record, exceeding $1 billion in new loans.  This drove a 33 per cent year-over-year growth in overall new loan volumes.

•	Manulife Mutual Funds announced its alliance with Mawer Investment Management Limited (“Mawer”) for a new suite of co-branded retail mutual funds. This exclusive distribution arrangement offers investors access to the award-winning investment expertise and strong investment performance of Mawer through seven new fund mandates.

•
Group Savings and Retirement Solutions launched Group IncomePlus in June, with very favourable response from advisors.  Leveraging the product design of the successful individual retail IncomePlus product, this is the first guaranteed minimum withdrawal benefit option specifically designed for group retirement savings plans in Canada

Asia and Japan

•
Japan reported very strong sales growth in both variable annuities and insurance products.  Variable annuity sales in the quarter more than doubled the prior year, up 139 per cent, driven by broadening distribution channels and continued strong sales of the new generation product launched in mid 2007.  Insurance sales in the quarter nearly doubled versus the prior year, partially driven by new product launches, including a new cancer insurance product which was introduced in the quarter.

•
Hong Kong individual insurance sales for the quarter were up 12 per cent while pension sales were 14 per cent higher than the second quarter of 2007.  Insurance sales growth was partially attributable to product enhancements and marketing campaigns while pension sales growth was driven by strong sales in the Preserved Account market.  During the quarter, the wealth business also launched several new funds, including the first-ever sector-based MPF fund, several emerging market funds and a Contrarian fund, providing a wider selection of fund choices that cater to different investment needs and objectives.

•
Other Asia Territories insurance sales for the quarter were up 29 per cent over the second quarter of 2007, driven by strong bancassurance and agency sales in Singapore and higher sales in China stemming from newly opened sales offices.

•
Manulife Financial continued to expand its operations in China and in the second quarter received an additional license, bringing the total number of licenses up to 31, the most of any foreign life insurance company in China.

Corporate

•
In a separate news release, the Company also announced today that the Board of Directors approved an increase to the quarterly shareholders’ dividend to the amount of $0.26 per share on the common shares of the Company, payable on and after September 19, 2008 to shareholders of record at the close of business on August 19, 2008.

Awards & Recognition

•	Manulife Financial received recognition from several organizations in the quarter, including the following:

•
Hong Kong was awarded the Sing Tao 2007 Excellent Services Brand Award for the 2nd consecutive year, the East Week 2008 Hong Kong Service Award for the 3rd consecutive year, and the Reader’s Digest Trusted Brands Gold Award for the 5th consecutive year.  All awards were accolades for consumer trust, service excellence and community involvement.

•	Manulife had the distinction of being the highest ranked Canadian company in Brand Finance’s Global 500. In both Brand Finance’s Global 500 and Interbrand’s Best

Canadian Brand, Manulife Financial was recognized for product innovation and cross selling, and as a leader in brand value creation among its peer group.

[2] Based on the most recently available industry data per LIMRA International’s sales survey results for respective categories.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
(unaudited)
	Quarterly Results
	2Q08	1Q08	2Q07
Shareholders’ Net Income (C$ millions)	1,008	869	1,102
Diluted Earnings per Common Share (C$)	0.66	0.57	0.71
Return on Common Shareholders’ Equity (%, annualized)	17.0	15.1	18.5
Premiums & Deposits (C$ millions)	17,262	17,778	16,438
Funds under Management (C$ billions)	400.3	400.1	410.6
Capital (C$ billions)	28.3	28.4	28.6

Net Income

The Company’s shareholders’ net income for the second quarter of 2008 was $1,008 million, down nine per cent from $1,102 million reported a year earlier.   Growth in earnings from a higher insurance in-force base, improved claims experience and gains from higher interest rates and credit spreads along with gains on private equity investments, were more than offset by increased upfront charges from the growth in insurance sales, less favourable credit and equity market experience, tax related charges on leveraged lease investments and the strengthened Canadian dollar.  The decline in equity markets, primarily in the U.S. and Hong Kong, over the last few quarters have resulted in lower asset driven fee income.  Although credit experience remains satisfactory, this compares to unusually strong results in the second quarter of 2007.  In addition, with approximately 70 per cent of our income denominated in foreign currencies, primarily the U.S. dollar, the strengthened Canadian dollar reduced earnings by $41 million.  Year-to-date shareholders’ net income was $1,877 million compared to $2,088 million in 2007.

Diluted Earnings per Share and Return on Common Shareholders’ Equity

Second quarter diluted earnings per common share was $0.66, down seven per cent from $0.71 in 2007.  Return on common shareholders’ equity was 17.0 per cent for the three months ended June 30, 2008, a decrease of 150 basis points from 18.5 per cent for the three months ended June 30, 2007.  Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges. (See page 9 for discussion of non-GAAP measures).

Premiums and Deposits

On a constant currency basis, premiums and deposits grew 11 per cent due to higher sales by the Japan Variable Annuity, John Hancock Mutual Funds and Canadian Individual Wealth Management businesses along with growth in all the insurance businesses.  Premiums and deposits as reported in Canadian dollars for the quarter were $17.3 billion, an increase of five per cent from $16.4 billion reported a year earlier.

Funds under Management

On a constant currency basis, funds under management was unchanged from last year, as business growth was offset by the effects of unfavourable equity market performance and scheduled maturities of John Hancock Fixed institutional products.  At current exchange rates, funds under management were $400.3 billion as at June 30, 2008, $10.3 billion or three per cent lower than 2007.

Capital

Total capital was $28.3 billion as at June 30, 2008, $0.3 billion lower than $28.6 billion as at June 30, 2007.  Of the $4.0 billion of net income reported over the past twelve months, $2.7 billion was returned to shareholders through the $1.3 billion repurchase of 32 million shares and the payment of shareholder dividends in the amount of $1.4 billion.  Capital was further reduced by $1.8 billion as a result of unrealized losses on foreign exchange and on available-for-sale securities charged to Other Comprehensive Income.

PERFORMANCE BY DIVISION

Effective January 1, 2008 we changed our approach for allocating investment gains and losses to be more aligned with how we manage the assets and related risk positions.  Investment gains and losses are now accumulated in two pools – insurance and wealth management, and then allocated to the business units based on their respective policy liabilities.  Prior to 2008, gains and losses were reported in the business units where the specific assets giving rise to the gains and losses were located, and credit gains and losses were reported in the Corporate and Other segment.  Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools.  Prior periods have been restated to conform to this new presentation.

U.S. Insurance

	Quarterly Results
Canadian dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	223	209	196
Premiums & Deposits (millions)	1,647	1,554	1,585
Funds under Management (billions)	58.5	58.7	58.4

	Quarterly Results
U.S. dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	221	208	179
Premiums & Deposits (millions)	1,630	1,548	1,444
Funds under Management (billions)	57.4	57.1	55.0

Earnings for the second quarter of 2008 were U.S.$221 million, up 23 per cent from U.S.$179 million reported a year earlier. Improved claims experience and solid in-force business growth, drove the increase in earnings over the prior year. These results were partially offset by higher new business strain. On a Canadian dollar basis, earnings for the second quarter were $223 million, up $27 million from $196 million reported a year earlier.  Year-to-date earnings were $432 million compared to $378 million in 2007.

Premiums and deposits for the quarter were U.S.$1.6 billion, up 13 per cent from U.S.$1.4 billion reported in the second quarter of 2007.  Sales increases of 22 per cent in John Hancock Life along with growth in renewal premiums from both John Hancock Life and John Hancock Long Term Care contributed to the increase. On a Canadian dollar basis, premiums and deposits for the quarter were $1.6 billion, up four per cent from the second quarter of 2007.

On a U.S. dollar basis, funds under management grew by four per cent or U.S.$2.4 billion to U.S.$57.4 billion.  The increase from strong business growth was partially offset by equity market declines on John Hancock Life’s segregated funds.  Funds under management on a Canadian dollar basis were $58.5 billion, consistent with the amount reported as at June 30, 2007, which reflects the impact of the change in foreign exchange rates offsetting the net gains noted above.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	271	149	257
Premiums & Deposits (millions)	8,648	9,180	8,839
Funds under Management (billions)	172.7	173.8	190.5

	Quarterly Results
U.S. dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	268	148	235
Premiums & Deposits (millions)	8,561	9,142	8,054
Funds under Management (billions)	169.5	169.1	179.2

Earnings for the second quarter of 2008 were U.S. $268 million, up 14 per cent from U.S. $235 million reported a year earlier.  The favourable pooled investment results were partially offset by the non recurrence of gains on segregated fund guarantee reserves reported in the prior year.  On a Canadian dollar basis, earnings for the second quarter were $271 million, up $14 million from $257 million reported a year earlier. Year-to-date earnings were $420 million compared to $592 million in 2007.

Premiums and deposits for the quarter were U.S. $8.6 billion, up six per cent from U.S. $8.1 billion reported in the second quarter of 2007.  John Hancock Mutual Funds achieved a 31 per cent growth in sales from improved investment performance in several key funds and from expanded distribution. John Hancock Variable Annuities experienced lower sales due to volatile equity markets and strong product competition in the variable annuities market.  On a Canadian dollar basis, premiums and deposits for the quarter were $8.6 billion, down two per cent from $8.8 billion reported in the second quarter of 2007.

On a U.S. dollar basis, funds under management declined by five per cent, or U.S. $9.7 billion, to U.S. $169.5 billion as at June 30, 2008.  The impact of unfavourable equity markets and scheduled maturities in John Hancock Fixed Products over the last twelve months were largely offset by business growth.  Funds under management on a Canadian dollar basis decreased by nine per cent, or $17.8 billion, to $172.7 billion as at June 30, 2008.

Canadian Division

	Quarterly Results
Canadian dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	302	254	297
Premiums & Deposits (millions)	4,090	3,990	3,569
Funds under Management (billions)	87.6	85.8	82.6

Canadian Division’s shareholders’ net income for the second quarter of 2008 was $302 million, up $5 million from $297 million reported a year earlier. Earnings reflected favourable investment returns and business growth dampened by strain from continued strong sales in Individual Insurance. Year-to-date shareholders’ net income was $556 million compared to $535 million in 2007.

Premiums and deposits for the quarter were $4.1 billion, up 15 per cent from the second quarter of 2007. Segregated fund deposits rose 27 per cent led by the sales success of GIF Select/IncomePlus, Individual Wealth Management’s guaranteed withdrawal benefit product. Growth in general fund premiums was driven by sales in Individual Insurance and competitive positioning of guaranteed wealth management products.

Funds under management grew by six per cent, or $5 billion, to $87.6 billion as at June 30, 2008.  The growth was driven by Manulife Bank’s continued success in mortgage lending products, which contributed over half of the increase, and growth in segregated funds assets from strong net sales offset by the impact of market volatility over the past twelve months.

Asia and Japan Division

	Quarterly Results
Canadian dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	215	186	236
Premiums & Deposits (millions)	2,590	2,670	2,182
Funds under Management (billions)	43.7	44.6	39.2

	Quarterly Results
U.S. dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	212	186	215
Premiums & Deposits (millions)	2,565	2,658	1,989
Funds under Management (billions)	42.9	43.4	36.9

Asia and Japan Division’s shareholders’ net income for the second quarter of 2008 was U.S. $212 million, down U.S. $3 million from U.S.$215 million reported a year earlier. Higher earnings from the 46 per cent growth in the Japan variable annuity business was more than offset by lower fee income as a result of declining equity markets in Asia and Hong Kong. On a Canadian dollar basis, net income for the second quarter was $215 million, $21 million lower than $236 million reported a year earlier. Year-to-date shareholders’ net income was $401 million compared to $419 million in 2007.

Premiums and deposits for the quarter were U.S. $2.6 billion, up 29 per cent from U.S. $2.0 billion reported in the second quarter of 2007 due to strong variable annuity and insurance sales in Japan and increased pension sales in Hong Kong.  These increases were offset by lower mutual fund sales in Indonesia and lower wealth management sales in Hong Kong reflecting the turbulent equity markets. On a Canadian dollar basis, premiums and deposits for the quarter were $2.6 billion, up 19 per cent from $2.2 billion reported in the second quarter of 2007.

On a U.S. dollar basis, funds under management grew by 16 per cent, or U.S. $6.0 billion, to U.S. $42.9 billion as at June 30, 2008. Growth was driven by strong net policyholder cash flows, most notably from continued strong variable annuity sales in Japan. Funds under management on a Canadian dollar basis increased by 11 per cent, or $4.5 billion, to $43.7 billion as at June 30, 2008.

Reinsurance Division

	Quarterly Results
Canadian dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	46	73	68
Premiums (millions)	287	259	262

	Quarterly Results
U.S. dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	45	73	62
Premiums (millions)	284	258	238

Earnings for the second quarter of 2008 were U.S. $45 million, down U.S. $17 million from U.S. $62 million reported a year earlier.  The decrease in earnings was mainly due to a few large claims in the Life Reinsurance business and the non-recurrence of 2007 gains on segregated fund guarantees.  Improved Property and Casualty claims experience partially offset these reductions.  On a Canadian dollar basis, earnings for the second quarter were $46 million, down $22 million from $68 million reported a year earlier. Year-to-date earnings were $119 million compared to $137 million in 2007.

On a U.S. dollar basis, premiums for the quarter were U.S. $284 million, up 19 per cent from U.S. $238 million reported in the second quarter of 2007. The increase was largely due to a 21 per cent growth in Life Reinsurance premiums partially due to lower experience refunds as well as the impact of the strengthened Euro against the U.S. dollar on International Group Program premiums.  On a Canadian dollar basis, premiums for the quarter were $287 million, up 10 per cent from $262 million reported in the second quarter of 2007.

Corporate and Other

	Quarterly Results
Canadian dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (Loss) (millions)	(49)	(2)	48
Funds under Management (billions)	35.3	34.7	37.2

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital (assets backing capital, net of amount allocated to operating divisions), changes in actuarial methods and assumptions and other non-operating events.  Also included in Corporate and Other is the John Hancock Accident and Health operation, which consists primarily of contracts in dispute.  Funds under management include externally managed assets and assets backing the Company’s capital.

Corporate and Other recorded a loss of $49 million for the second quarter of 2008, a decline of $97 million from net income of $48 million reported a year earlier.  The primary drivers of the decline were lower gains realized on available-for-sale assets and private equity holdings and a tax related charge of $33 million on leveraged lease investments.  Improved claims experience in our John Hancock Accident and Health operations partially offset these items. Year-to-date shareholders’ net loss was $51 million compared to net income of $27 million in 2007.

Funds under management declined by five per cent, or $1.9 billion, to $35.3 billion at June 30, 2008.  Both the equity market performance over the last 12 months and the strengthened Canadian dollar contributed to the decrease in funds managed for third party clients.

Contingencies

Certain elements of the Company’s tax positions are contingent upon the final resolution of tax authority audits or on the substantial enactment of tax regulations which have currently only been issued in draft. There are three significant tax related contingencies as at June 30, 2008.

The Canadian tax authorities have released draft tax regulations changing the treatment of unrealized gains and losses and the deductibility of certain actuarial reserves.   If the changes are enacted as announced, the Company will record an increase to net income of an estimated $169 million.

In the United States, audits concluded by the tax authorities are at various stages of the appeals process.  Should the Company be successful in these proceedings, benefits of an estimated $107 million will accrue to the Company.

Also in the United States, several court cases related to the tax treatment of leveraged leases have recently concluded in favour of the tax authorities.  The Company is an investor in leveraged leases and previously established provisions in the amount of $178 million after tax for possible disallowance of the tax treatment and for interest on past due taxes.  During the quarter, we increased this provision by $33 million after tax.  We continue to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of our leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated $382 million as at June 30, 2008.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include return on common shareholders’ equity, premiums and deposits and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The 2007 implementation of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 resulted in certain unrealized gains and losses, which do not have an impact on reported income for the period, being reflected in a new component of shareholders’ equity called Accumulated Other Comprehensive Income.  Accordingly, the Company calculates return on equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn $400 billion (US$393 billion) as at June 30, 2008. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:
Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET on August 7, 2008.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on August 7, 2008 until August 14, 2008 by calling (416) 695-5800 (passcode #3248036).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on August 7, 2008.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available later on the website at the same URL as above.

The Second Quarter 2008 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/quarterlyreports.  Each of these documents may be downloaded before the webcast begins.

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to:  level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market.  Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Media inquiries: Laurie Lupton (416) 852-7792 Laurie_Lupton@manulife.com	Investor Relations: Amir Gorgi 1-800-795-9767 investor_relations@manulife.com

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	June 30
	2008	2007	% Change

Net income	$998	$1,099	(9)
Loss attributed to participating policyholders	(10)	(3)	233
Net income attributed to shareholders	$1,008	$1,102	(9)
Preferred share dividends	(8)	(7)	-
Net income available to common shareholders	$1,000	$1,095	(9)

Premiums and deposits
Life and health insurance premiums	$3,865	$3,692	5
Annuity and pension premiums	1,507	1,140	32
Segregated fund deposits	8,472	8,545	(1)
Mutual fund deposits	2,664	2,305	16
ASO premium equivalents	621	584	6
Other fund deposits	133	172	(23)
Total premiums and deposits	$17,262	$16,438	5

Funds under management
General fund	$164,445	$163,675	-
Segregated funds	175,746	176,842	(1)
Mutual funds	32,094	38,810	(17)
Other funds	28,013	31,240	(10)
Total funds under management	$400,298	$410,567	(3)

Capital
Liabilities for preferred shares and capital instruments	$3,024	$3,046	(1)
Non-controlling interest in subsidiaries	167	202	(17)

Equity
Participating policyholders' equity	64	153	(58)
Shareholders' equity
Preferred shares	638	638	-
Common shares	13,958	14,043	(1)
Contributed surplus	152	130	17
Retained earnings	15,312	13,632	12
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(5,025)	(3,224)	56
Total capital	$28,290	$28,620	(1)

Selected key performance measures
Basic earnings per common share	$0.67	$0.72
Diluted earnings per common share	$0.66	$0.71
Return on common shareholders' equity (annualized) [1]	17.0%	18.5%
Book value per common share	$16.29	$16.21
Common shares outstanding (in millions)
End of period	1,495	1,519
Weighted average - basic	1,497	1,532
Weighted average - diluted	1,508	1,546

[1] Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)	For the three months ended
	June 30
	2008	2007
Revenue
Premium income	$5,372	$4,832
Investment income
Investment income	2,230	2,408
Realized/ unrealized losses on assets supporting policy liabilities and consumer notes	(1,462)	(1,308)
Other revenue	1,418	1,367
Total revenue	$7,558	$7,299
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,606	$1,569
Maturity and surrender benefits	1,903	1,857
Annuity payments	723	727
Policyholder dividends and experience rating refunds	353	391
Net transfers to segregated funds	443	158
Change in actuarial liabilities [1]	(1,368)	(1,154)
General expenses	876	842
Investment expenses	233	257
Commissions	1,100	955
Interest expense	273	182
Premium taxes	66	66
Non-controlling interest in subsidiaries	5	9
Total policy benefits and expenses	$6,213	$5,859
Income before income taxes	$1,345	$1,440
Income taxes	(347)	(341)
Net income	$998	$1,099
Loss attributed to participating policyholders	(10)	(3)
Net income attributed to shareholders	$1,008	$1,102
Preferred share dividends	(8)	(7)
Net income available to common shareholders	$1,000	$1,095

Basic earnings per common share	$0.67	$0.72
Diluted earnings per common share	$0.66	$0.71

[1] Includes impact of net redemptions in John Hancock Fixed Products institutional products of $0.5 billion in Q2 2008 and $0.2 billion in Q2 2007.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at June 30
Assets	2008	2007
Invested assets
Cash and short-term securities	$12,196	$10,511
Securities
Bonds	72,195	74,453
Stocks	11,303	11,930
Loans
Mortgages	27,637	26,350
Private placements	22,670	22,937
Policy loans	6,133	6,052
Bank loans	2,257	2,106
Real estate	6,029	5,826
Other investments	4,025	3,510
Total invested assets	$164,445	$163,675
Other assets
Accrued investment income	$1,420	$1,488
Outstanding premiums	691	670
Goodwill	6,882	6,977
Intangible assets	1,602	1,561
Derivatives	2,227	1,923
Miscellaneous	2,804	3,013
Total other assets	$15,626	$15,632
Total assets	$180,071	$179,307
Segregated funds net assets	$176,395	$177,509

Liabilities and equity
Policy liabilities	$125,388	$128,368
Deferred realized net gains	106	115
Bank deposits	10,704	8,107
Consumer notes	1,894	2,382
Long-term debt	2,775	1,867
Future income tax liability, net	3,068	2,611
Derivatives	2,053	1,802
Other liabilities	5,844	5,396
	$151,832	$150,648

Liabilities for preferred shares and capital instruments	3,024	3,046
Non-controlling interest in subsidiaries	167	202

Equity
Participating policyholders' equity	64	153
Shareholders' equity
Preferred shares	638	638
Common shares	13,958	14,043
Contributed surplus	152	130
Retained earnings	15,312	13,632
Accumulated other comprehensive loss	(5,076)	(3,185)
Total equity	$25,048	$25,411
Total liabilities and equity	$180,071	$179,307
Segregated funds net liabilities	$176,395	$177,509

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended June 30, 2008
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,339	$1,315	$1,668	$763	$287	$-	$5,372
Segregated fund deposits	308	4,799	1,644	1,721	-	-	8,472
Mutual fund deposits	-	2,401	157	106	-	-	2,664
ASO premium equivalents	-	-	621	-	-	-	621
Other fund deposits	-	133	-	-	-	-	133
Total	$1,647	$8,648	$4,090	$2,590	$287	$-	$17,262

Net income (loss)	$223	$271	$297	$210	$46	$(49)	$998

Funds under management	As at June 30, 2008
General fund	$47,611	$34,404	$51,898	$16,656	$2,532	$11,344	$164,445
Segregated funds	10,869	107,438	32,524	22,294	-	2,621	175,746
Mutual funds	-	27,198	3,219	1,677	-	-	32,094
Other funds	-	3,642	-	3,083	-	21,288	28,013
Total	$58,480	$172,682	$87,641	$43,710	$2,532	$35,253	$400,298

	For the quarter ended June 30, 2007
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
	Insurance	Wealth				and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,300	$987	$1,556	$727	$262	$-	$4,832
Segregated fund deposits	285	5,741	1,299	1,219	-	1	8,545
Mutual fund deposits	-	1,939	130	236	-	-	2,305
ASO premium equivalents	-	-	584	-	-	-	584
Other fund deposits	-	172	-	-	-	-	172
Total	$1,585	$8,839	$3,569	$2,182	$262	$1	$16,438

Net income	$196	$257	$294	$236	$68	$48	$1,099

Funds under management	As at June30, 2007
General fund	$46,266	$39,401	$48,496	$16,335	$2,601	$10,576	$163,675
Segregated funds	12,171	113,526	30,692	17,894	-	2,559	176,842
Mutual funds	-	33,608	3,451	1,751	-	-	38,810
Other funds	-	3,993	-	3,224	-	24,023	31,240
Total	$58,437	$190,528	$82,639	$39,204	$2,601	$37,158	$410,567

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.